Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-197227 and 333-197227-01

PROSPECTUS SUPPLEMENT NO. 3

STICKER SUPPLEMENT

to Prospectus dated

March 23, 2015

GWG HOLDINGS, INC.

_________________________

This “Prospectus Supplement No. 3—Sticker Supplement to Prospectus dated March 23, 2015,” supplements our prospectus dated March 23, 2015 and our earlier issued Prospectus Supplement No. 2 dated August 13, 2015 (collectively referred to simply as our “prospectus”). You should read this sticker supplement together with the prospectus since the information contained herein supplements the information contained in the prospectus. Capitalized terms contained in this sticker supplement have the same meanings as in the prospectus unless otherwise stated herein.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This sticker supplement is part of the prospectus and its contents must accompany the prospectus to satisfy the prospectus-delivery requirements under the Securities Act of 1933.

The date of this prospectus supplement is September 2, 2015

NOTE OF EXPLANATION

GWG Holdings has prepared this prospectus supplement to sticker the prospectus with the “Questions and Answers About This Offering” below, in order to address questions frequently asked by prospective investors in this offering. Other than the material set forth below under the caption “Questions and Answers About This Offering,” this prospectus supplement does not supplement or alter the prospectus in any way.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding us and this offering that you may wish to review. Nevertheless, you should read this entire prospectus, including the section entitled “Risk Factors,” before deciding to purchase our L Bonds.

Can you explain and clarify the interplay between GWG Holdings, Inc. and GWG Life, LLC and its subsidiaries in relation to the L Bonds and the registration statement?

GWG Holdings, Inc. will be issuing the L Bonds, receiving all proceeds from the sale of L Bonds, and will be the only entity making regular payments on the L Bonds. Nevertheless, because a significant amount of the consolidated assets of the Company are held in GWG Life, LLC and its direct subsidiaries, GWG Life is a guarantor of the Company’s obligations under the L Bonds. As guarantor of the L Bonds, SEC rules require that GWG Life be included as a co-registrant under this registration statement. GWG Life will not, however, be otherwise involved in the offering of L Bonds.

It seems as though you are offering several bonds with different interest rates and maturities but calling them all L Bonds. Is this the case?

All bonds we issue in this offering will have identical terms, excepting the interest rate and the maturity length. In this regard, we have essentially created multiple classes of L Bonds, similar to how companies may have different classes of stocks with slightly different economic rights. Currently, we are offering six classes of L Bonds, as follows:

•         “Class .5-1” L Bonds will mature six months from their issuance and accrue interest at 4.25% per annum.

•         “Class 1-1” L Bonds will mature one year from their issuance and accrue interest at 5.00% per annum.

•         “Class 2-1” L Bonds will mature two years from their issuance and accrue interest at 6.50% per annum.

•         “Class 3-1” L Bonds will mature three years from their issuance and accrue interest at 7.50% per annum.

•         “Class 5-1” L Bonds will mature five years from their issuance and accrue interest at 8.50% per annum.

•         “Class 7-1” L Bonds will mature seven years from their issuance and accrue interest at 9.00% per annum.

The economic terms for each L Bond in any particular class will be identical to all other L Bonds in the same class (other than the date of maturity). In the event we adjust the interest rate for any class of bonds we offer, we will create a new class of L Bonds. Upon the renewal of any L Bonds we have sold, any new interest rate applied to an L Bond will be applied to all L Bonds in the same class. We presently do not use the “class” designation in our prospectus, but intend to do so if and when DTC settlement of our L Bonds is permitted.

Your prospectus states that the interest rate for the L Bonds may be adjusted from time to time during the course of the offering. Will any such adjustment apply retroactively to L Bonds already issued?

No. Once you purchase an L Bond, the interest rate on that L Bond will not change during the entirety of its original term. The interest rate on an issued L Bond may, however, be adjusted upon renewal of that L Bond. In any such case, we will advise you of any different interest rate that may apply to your L Bond upon renewal. In sum, any new interest rates for the L Bonds will apply only to newly issued L Bonds sold or renewed after the date of any interest rate change. Our decision to change interest rates depends on numerous factors, including but not limited to things such as market interest rates, our capitalization, demand for our L Bonds, the life settlement market in general, our capital requirements, and many other factors. We have not changed interest rates since January 2014, which was the only time we have changed the interest rates on our publicly offered L Bonds. Please see “Description of the L Bonds—Interest Rate.”

How do I subscribe for L Bonds, and what is the settlement process?

L Bonds may be purchased either directly from the Company or through a DTC participant once DTC settlement is permitted.

If you purchase directly from the Company, you will send your completed and executed Subscription Agreement, together with your subscription amount to us at the address listed in “How to Purchase L Bonds.” Your subscription amount is principal amount of L Bonds you wish to purchase, and should be paid through a certified check or personal check payable to the order of “GWG Holdings, Inc.—Subscription Account.” In lieu of paying by check, you may wire your subscription amount to the account referenced in “How to Purchase L Bonds.” If you are working with a broker-dealer or other investment professional, your broker-dealer or professional will gather and send in the required information on your behalf, and may facilitate your payment of the subscription amount. Once we have received your subscription amount and required documentation, we will either reject or accept your subscription. Once accepted, we will have immediate access to your subscription amount and you will start to accrue interest on your investment at the rate applicable to the L Bond you have purchased. Nevertheless, we will formally issue your L Bond on the first day of the month following the month in which your subscription is accepted. This means that if your subscription is accepted July 3, 2015, then your L Bond will be issued August 1, 2015. As indicated above, interest will nonetheless accrue on your L Bond from July 3, 2015 to August 1, 2015, and will be paid on September 15, 2015, together with interest that accrued from August 1, 2015 to August 31, 2015. If you purchase directly from the Company, your L Bond will ordinarily be issued in book-entry (or certificated) form and payments will be made directly into the account you indicate in your Subscription Agreement.

Purchasing through a DTC participant is a slightly different process. In this case, you will provide your order for the purchase of L Bonds to your broker-dealer, together with such other information as your broker-dealer may require. Your broker-dealer will ensure your order is electronically placed with the Company and that the Company timely receives your subscription amount. There is no need to furnish the Company with a Subscription Agreement when you purchase through a DTC participant. Once we have received your subscription amount, we will either reject or accept your subscription. Once accepted, we will have immediate access to your subscription amount and you will start to accrue interest on your investment at the rate applicable to the L Bond you have purchased. Nevertheless, we will formally issue your L Bond on the first day of the month following the month in which your subscription is accepted. This means that if your subscription is accepted July 3, 2015, then your L Bond will be issued August 1, 2015. As indicated above, interest will nonetheless accrue on your L Bond from July 3, 2015 to August 1, 2015, and will be paid on September 15, 2015, together with interest that accrued from August 1, 2015 to August 31, 2015. If you purchase through a DTC participant, your L Bond will be issued to DTC in the name of Cede & Co, as its nominee. In this sense, DTC will be the legal owner of the L Bond and you will be the beneficial owner. Your ownership of the L Bond should then appear on the brokerage or other investment statements you receive from your broker-dealer. Settling through a DTC participant will only be permitted if and when approved by DTC (The Depository Trust Company).

If and when DTC settlement is approved, we intend to issue each class of L Bonds a unique identifying number (CUSIP) each month to facilitate the settlement of L Bonds. Thus, Class 1-1 L Bonds issued in August 2015 (and maturing August 2016) will all have the same CUSIP, which will be different from the CUSIP applicable to Class 1-1 L Bonds issued in September 2015 (and maturing September 2016). In this way, all L Bonds belonging to a single CUSIP will be completely fungible, meaning that they will all mature on the same date and have identical terms so that one L Bond with a particular CUSIP is interchangeable with any other L Bond having the same CUSIP. This process helps us track L Bond issuances and creates a tracking system for the L Bonds to be issued to and transferred through DTC.

What is the role of the trustee?

The Bank of Utah is the trustee for the L Bonds. The role of the trustee is essentially to enforce the terms of the L Bonds on behalf of bondholders, including direct and beneficial holders, and facilitate the relationship between our Company and the bondholders. We must notify the trustee of certain events as required under the indenture, and the trustee will in turn notify bondholders. The trustee has also been granted a security interest in all of the assets of GWG Holdings and GWG Life for the benefit of the bondholders. The trustee has no duty to pay any obligations under L Bonds or to make inquiry regarding, or investigate the use of, amounts disbursed from any account. Upon an event of default under the indenture, and subject to those limitations in the indenture designed to benefit our senior creditors, the trustee may take action against us to enforce the rights of holders of the L Bonds.

What is the role of the paying agent?

The paying agent is the term ascribed whomever it is that is making the payment to the holders of L Bonds. Presently, the Company itself is the paying agent and therefore responsible for tracking investors’ respective payment dates and ensuring timely payment of principal and interest under the L Bonds. Under the indenture, we may designate a third party, such as a transfer agent registered with the SEC, or a banking institution, to serve as paying agent. The role of the paying agent is essentially mechanical, and does not ordinarily involve the exercise of discretion and judgment in the way that is typical for an indenture trustee.

Do I need to sign any paperwork in connection with renewal of my L Bond?

No. The terms of the L Bond allow for the automatic renewal into a new L Bond of an identical maturity, unless we receive notice from you. If we renew your L Bond, then we will notify you of our decision at least 30 days prior to the maturity date of your L Bond. After receiving such notice, you may yourself elect to be repaid. If you do not elect repayment at least 15 days prior to the maturity date of your L Bond, then your L Bond will be renewed. To effect a renewal, you are not required to sign or submit any new paperwork to us or your broker-dealer. Your L Bond will automatically renew in accordance with the terms of the indenture. Please see “Prospectus Summary—Renewal or Redemption at Maturity” and “Description of the L Bonds—Renewal or Redemption at Maturity.”

Can I resell or transfer my L Bond after it has been purchased?

Yes. Since these L Bonds are being offered and sold pursuant to an effective registration statement, the L Bonds may be transferred so long as such transfer is documented in the form approved by us. We do not, however, expect a public trading market to develop for the L Bonds in the foreseeable future, if ever. If you wish to transfer your L Bond held in book-entry (or certificated) form, you should contact us. If you wish to transfer your L Bond held through DTC, you should contact your broker-dealer.

Will I be able to sell my L Bonds in the secondary market?

We do not intend to list the L Bonds on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for L Bonds, it is unlikely that holders will be able to sell their L Bonds easily. If you require liquidity from your L Bond investment, you should contact us about the possibility of an early redemption.

How will I receive interest and principal payments on my L Bonds?

This will depend on how you purchased your L Bond. If you purchased your L Bond directly from us, we will directly deposit our payments of interest and principal into the account indicated in your Subscription Agreement. If you purchased through DTC, all payments of principal and interest will be made to DTC, who will forward such payment to participating broker-dealers. Your participating broker-dealer will then forward such funds to you by crediting those funds to your account held with that broker-dealer. In this case, all accountings of what you have contributed and what you are owed will be the responsibility of your participating broker-dealer.

How does a “best efforts” offering work?

When securities, including the L Bonds, are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the securities. These broker-dealers do not themselves have any obligation to purchase any of the L Bonds.

What is GWG Holdings, Inc.?

We are a specialty finance company and a leading purchaser of life insurance policies in the secondary market. We are a holding company, meaning that we hold interests in subsidiaries and the subsidiaries generate income through operations. Through our subsidiaries, we purchase and finance life insurance policies at a discount to the face value of the policy benefit.

The life insurance secondary market has evolved to allow for the purchase and sale of a life insurance policy through a process known as a senior life settlement. A senior life settlement allows a senior consumer to sell an existing life insurance policy to a financial buyer, such as us, for more than its cash surrender value but less than the face value of the policy benefit. There are a number of reasons a senior consumer may seek to sell their life insurance policy, and a financial buyer may seek to purchase a life insurance policy. When we purchase a life insurance policy, we continue paying the policy premiums until we collect the face value of the policy benefit. We expect to profit from the difference between the cost of purchasing, paying the related premiums, and financing the life insurance policy, and the face value of the life insurance policy benefit we ultimately receive upon the insured’s mortality.

While our primary wholly owned operating subsidiary began operations in March 2006, we were formed and organized in Delaware in 2008. In September 2014, we consummated an initial public offering of our common stock. In connection with this offering, we started listing our common stock on The NASDAQ Capital Market under the ticker symbol “GWGH.” We are based in Minneapolis, Minnesota.

What does it mean to purchase a life insurance policy, and why would someone sell his or her policy, in the secondary market?

The secondary market for life insurance has developed in response to the large volume of policy lapses and surrenders. Rather than allowing a policy to lapse as worthless, or surrendering a life insurance policy at a fraction of its inherent value, the secondary market—on which life insurance policies are bought and sold—can be a source of significant value to consumers. A life settlement is the sale of an existing life insurance policy to a third party for more than its cash surrender value, but less than the face value of the policy benefit. We have found that, where our services are appropriate, we offer significant value to our senior consumers over the cash surrender value offered by insurance carriers. For example, over our history, we have paid senior consumers over $291.6 million for their life insurance policies, which is $273.8 more than the cash surrender value offered by the insurance carriers.

Do you currently own any assets?

Our assets consist primarily of cash and equity interests in our subsidiaries. Nearly all of our life insurance assets are held through our subsidiaries. As of June 30, 2015, our consolidated assets totaled $356.7 million, of which approximately $48.5 million cash and equivalents and approximately $301.5 million was the fair value of our life insurance assets. Those life insurance assets had an aggregate face value of policy benefits approximating $806.2 million.

Why should I invest in a company that purchases life insurance policies?

We seek to build a profitable and large portfolio of life insurance policy assets that are well-diversified in terms of insurance carriers, mortality profiles and the medical conditions of insureds. We seek to own a diversified portfolio of life insurance policies because we believe it lowers our overall risk exposure and provides us with greater actuarial stability, predictability and reliable returns. We believe that for investors, owning a well-diversified portfolio of life insurance policies provides a unique investment opportunity. We believe the potential investment returns from life insurance policies are attractive due to the fact they are not correlated to general economic or financial market conditions and derived primarily from investment grade credits. In addition, Conning Research & Consulting (Conning) estimates that the market potential for policies that could be sold in the secondary market was $194 billion in face value in 2014. This figure compares to the $2.6 billion in face value of policy benefits that Conning estimates actually sold in the secondary market in 2013. Accordingly, we believe that the secondary market is still emerging, having a 1.3% market penetration rate during 2013. As the senior population ages, Conning believes that the overall market potential for life insurance policies that could be sold in the secondary market will grow to $233 billion by 2023. We believe that socio-economic and demographic trends support the long-term development and growth of the secondary market for life insurance, and that the secondary market for life insurance represents a significant and expansive market opportunity.

What is your business strategy?

Our business strategy is to purchase a large and well-diversified portfolio of life insurance policy assets at discounts to their face value of the policy benefits sufficient enough to generate profitable returns. In addition, we seek to bring the value of the secondary market for life insurance to a broader senior consumer market. In order to meet our goals, we have spent and intend to continue to spend significant resources: (i) developing a robust operational platform and systems for originating and purchasing life insurance policies; (ii) obtaining requisite licensure to participate in the life insurance secondary market; (iii) developing financing resources, strategies, and capabilities for servicing a large portfolio of life insurance policies; (iv) recruiting and developing a professional management team; and (v) establishing strategic relationships for delivering its services. We are currently focused on investments in universal life insurance policies.

Operationally, we generally transact directly with the policy owner who originally purchased the life insurance in the primary market through a network of life insurance agents, life insurance brokers, and licensed providers who assist policy owners in accessing the secondary market. We have been expanding our origination practice by marketing to consumers through various marketing initiatives.

Who might benefit from an investment in L Bonds?

An investment in L Bonds may be beneficial for you if you meet the minimum suitability standards described in this prospectus, seek to add to your personal portfolio an investment focused in our industry or that is otherwise not correlated to the financial markets, and are able to hold your investment indefinitely. An L Bond will not be an appropriate investment for persons who need or may need immediate liquidity.

Are there any risks involved in investing in this offering?

Yes. Investing in L bonds involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus, which contains a detailed discussion of the material risks that you should consider before investing in our L Bonds.

What is the status of this offering and how many L Bonds do you currently have outstanding?

We began this offering on January 9, 2015. As of June 30, 2015, we had sold $49.6 in principal amount of L Bonds under this registration statement, and had renewed $21.2 in principal amount of L Bonds that had been previously sold. In total, we have outstanding as of June 30, 2015, an aggregate of $226.3 million in L Bonds, which figure includes L Bonds sold since our initial offering of L Bonds commenced in January 2012.

How long will this offering last?

The offering is a continuous offering. The offering under this registration statement expires under SEC rules after three years (i.e., January 9, 2018). We may, however, conduct similar or identical offerings of L Bonds or other securities during this same time or afterwards. We may also decide to terminate this offering at any time.

Will I be notified of how my investment is doing?

We will provide you with periodic updates on our performance through periodic filings we make with the SEC. Such filings will include: (i) three quarterly financial reports; (ii) one annual report; (iii) supplements and amendments to this offering, as appropriate; and (iv) such other reports as required under Sections 13 and 15(d) of the Securities Exchange Act of 1934. Such information is also available on our corporate website at www.gwglife.com.

Will I receive annual tax information regarding interest payments from you?

You will receive a Form 1099-INT, which will be mailed by March 31 of each year.

Who can help answer my questions about the offering?

If you have more questions about the offering, you should contact a registered representative of your broker-dealer or other investment professional, or else contact:

GWG Holdings, Inc.

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

(612) 746-1944